

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 26, 2008

Charles G. McClure, Jr.
Chief Executive Officer
ArvinMeritor, Inc.
2135 West Maple Road
Troy, MI 48084

> **Re: ArvinMeritor, Inc.**
> **File Number: 001-15983**
> **Form 10-K for the fiscal year ended September 30, 2007**

Dear Mr. McClure:

We have completed our legal review of your Form 10-K for the fiscal year September 30, 2007 and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor